SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Distribuição’s Grid Market grows 1.7% in the third quarter

This report analyzes the performance of Copel’s electricity market between July and September 2018, compared with the amounts recorded in the same period of 2017.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free customers in the Company’s concession area, presented an increase of 1.7% in 3Q18, as shown in the following table:

The result was mainly due to the 5.6% increase in the total consumption of the free market in 3Q18, particularly in the industrial customers in the (i) pulp and paper, (ii) food and (iii) manufacture of motor vehicles, trailers and semi-trailers.

Copel Distribuição

Captive Market

Copel Distribuição’s captive market energy sales totaled 4,723 GWh in the 3Q18, remaining stable in relation to 3Q17, with a reduction of 0.1% in the comparison of the periods.

The following table shows captive market trends by consumption segment:

The residential segment consumed 1,736 GWh between July and September 2018, recording a increase of 0.1%. This result was due to a 1.9% increase in the number of customers, partially offset by lower average monthly consumption of customers (155 KWh in 3Q18 versus 158 KWh in 3Q17), partially explained by the predominance of the red flag in 3T18, while in 3Q17 there were 2 months of yellow flag. Furthermore, the weather conditions in September 2018, when average temperatures in the state of Paraná registered a reduction of almost 15% versus September 2017, influenced the presented result. In 3Q18, residential consumption was equivalent to 36.7% of the captive market, totaling 3,732,153 consumers.

The industrial segment in the captive market registered a fall of 2.9% in the 3Q18, totaling 751 GWh, mainly reflecting the migration of customers to the free market. At the end of 3Q18, the industrial segment accounted for 15.9% of captive market consumption and had 73,328 consumers.

The commercial segment consumed 1,089 GWh in 3Q18, a reduction of 1.1%, mainly due to the lower consumption of retail trade, warehousing and transportation auxiliary activities, partially offset by the increase of 8,773 consumers in relation to 3Q17. At the end of this quarter, this class accounted for 23.1% of the captive market, with 396,459 consumers.

Rural segment recorded a 2.1% increase in consumption in the 3Q18, totaling 524 GWh. At the end of September 2018, the class represented 11.1% of Copel's captive market with 352,712 consumers.

Other segments (government, public lighting, public services and own consumption) totaled 623 GWh consumed between July and September of 2018, with growth of 2.6%. Together, these classes were equivalent to 13.2% of the captive market, with 57,731 consumers at the end of September 2018.

Copel’s Consolidated Market

Electricity Sales to Final Customers

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, growth by 6.1% between July and September 2018.

The table below breaks down energy sales by consumption segment:

Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, the Wind Farm Complexes and Copel Comercialização, came to 11,056 GWh in 3Q18, representing a increase of 11.8%.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

Number of Customers / Agreements			Energy Sold (GWh)					
	Sep-18	Sep-17	Var. %	3Q18	3Q17	Var. %	9M18	9M17	Var. %
Copel DIS									
Captive Market	4,612,383	4,539,406	1.6	4,723	4,729	(0.1)	14,702	14,878	(1.2)
Concessionaries and Licensees	2	3	(33.3)	59	134	(56.0)	222	391	(43.2)
CCEE (MCP)	-	-	-	449	79	468.4	746	1,503	(50.4)
Total Copel DIS	4,612,385	4,539,409	1.6	5,231	4,942	5.8	15,670	16,772	(6.6)
Copel GeT									
CCEAR (Copel DIS)	1	1	-	21	21	-	64	63	1.6
CCEAR (other concessionaries)	37	27	37.0	207	206	0.5	620	619	0.1
Free Customers	52	54	(3.7)	1,071	995	7.6	2,931	2,860	2.5
Bilateral Agreements (Copel Comercialização)		1	600	269	7	3,777.2	1,631	22	7,323.3
Bilateral Agreements [1]	50	35	42.9	2,071	2,285	(9.4)	4,810	6,234	(22.8)
CCEE (MCP) [2]	-	-	-	-	-	-	845	1,402	(39.7)
Total Copel GeT	147	118	24.6	3,639	3,514	3.6	10,901	11,200	(2.7)
Wind Farms Complex									
CCEAR (other concessionaries)	112	112	-	211	211	-	627	627	-
CER	3	3	-	90	90	-	267	267	-
Total Wind Farm Complex	115	115	-	301	301	-	894	894	-
Copel Comercialização									
Free Customers	290	111	161	552	259	113.4	1,496	513	191.9
Bilateral Agreements	100	43	133	1,333	860	55.0	3,202	962	232.8
CCEE (MCP) [2]	-	-	-	-	9	-	9	10	(13.7)
Total Copel Comercialização	390	154	153	1,885	1,128	67.1	4,707	1,485	216.9
Total Copel Consolidated	4,613,037	4,539,796	1.6	11,056	9,885	11.8	32,172	30,351	6.0

Note: Not considering the energy from MRE (Energy Relocation Mechanism).

[1] Includes Short Term Sales Agreements.

[2] Assured Power allocated in the period, after impact of the GSF.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

Curitiba, October 24, 2018.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 24, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.